Financial Investors Trust
1290 Broadway, Suite 1100
Denver, Colorado 80203

December 27, 2016

VIA EDGAR

Ms. Ashley Vroman-Lee
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:	Financial Investors Trust (the “Registrant”)
File Nos.  33-72424, 811-8194

Dear Ms. Vroman-Lee:

Following this correspondence, the Registrant will file Post-Effective Amendment No. 182 (“PEA 182”) to the Registrant’s registration statement under the Securities Act of 1933, as amended (the “1933 Act”), and Post-Effective Amendment No. PEA 183 under the Investment Company Act of 1940, as amended (the “Investment Company Act”).

PEA 182 is being filed to update the Registrant’s disclosures in Post-Effective Amendment No. 179 filed on September 19, 2016 (“PEA 179”), which included a prospectus (the “Prospectus”) and statement of additional information (“SAI”) for the new Aspen Portfolio Strategy Fund (the “Fund”).

PEA 182 will include: (i) changes to PEA 179 made in response to oral comments provided by the Staff of the U.S. Securities and Exchange Commission (the “Staff” or “Commission”) on November 3, 2016; (ii) certain other non-material information not previously included in PEA 179; and (iii) certain other required exhibits.

Set forth in the numbered paragraphs below are the Staff’s oral comments provided on November 3, 2016 to PEA 179, accompanied by the Registrant’s responses to each comment.  Capitalized terms not otherwise defined herein shall have the meanings given to them in PEA 179.

U.S. Securities and Exchange Commission
Division of Investment Management
December 27, 2016

Staff Comments:

1.	Staff Comment: Please include the Fund’s ticker symbol on the cover page of the registration statement.

Registrant’s Response: Comment complied with. Please see PEA 182, which reflects the ticker symbols ASPNX and ASPEX for the Fund’s Class A Shares and Class I Shares respectively.

2.	Staff Comment: Please provide a completed table showing the fees and expenses of the Fund as required by Item 3 of Form N-1A.

Registrant’s Response: A completed fee table has been included in PEA 182 and is excerpted below:

Shareholder Fees (fees paid directly from your investment)
	Class A	Class I
Maximum sales charge (load) on purchases (as a percentage of offering price)	5.50%	None
Maximum deferred sales charge (as a percentage of the lower of original purchase price or redemption proceeds)	1.00%	None
Redemption fee (as a percentage of exchange price or amount redeemed within 30 days of purchase)	2.00%	2.00%
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
	Class A	Class I
Management fees[1]	1.00%	1.00%
Distribution and service (12b-1) fees	0.25%	None
Total Other expenses	0.87%	0.72%
Other Fund expenses[2]	0.52%	0.52%
Shareholder Services Fees	0.15%	None
Expenses of the Subsidiary	0.20%	0.20%
Total Annual Fund Operating Expenses	2.12%	1.72%
Fee waiver and/or expense reimbursement[3]	-0.17%	-0.17%
Total annual Fund operating expenses after fee waiver/expense reimbursements	1.95%	1.55%

U.S. Securities and Exchange Commission
Division of Investment Management
December 27, 2016

1.
The Fund intends to invest a portion of its assets in a wholly owned Cayman Islands subsidiary (the “Subsidiary”). The Subsidiary has entered into a separate advisory agreement with Aspen Partners, Ltd., the Subsidiary’s investment adviser and the Fund’s investment adviser (the “Adviser”), for the management of the Subsidiary’s portfolio pursuant to which the Subsidiary is obligated to pay the Adviser a management fee at the same rate that the Fund pays the Adviser for services provided to the Fund. Pursuant to the Expense Agreement (defined below), the Adviser has agreed to waive the advisory fee it receives from the Fund in an amount equal to the management fee paid by the Subsidiary. This waiver may not be terminated or modified without the consent of the Board of the Fund.

2.            “Other Expenses” are based on estimated amounts for the Fund’s first fiscal year.
3.
The Adviser has agreed to waive and/or reimburse fees or expenses in order to limit total annual Fund operating expenses after fee waiver/ expense reimbursements (excluding distribution and service (12b-1) fees, shareholder services fees, acquired fund fees and expenses, brokerage expenses, interest expenses, taxes and extraordinary expenses) to 1.95% of the average daily net assets of the Fund’s Class A shares and 1.55% of the average daily net assets of the Fund’s Class I shares. This agreement (the “Expense Agreement”) is in effect through August 31, 2018. The Adviser will be permitted to recover, on a class-by-class basis, expenses they have borne through the Expense Agreement to the extent that the Fund’s expenses in later periods fall below the expense cap in effect at the time of waiver or reimbursement. Notwithstanding the foregoing, the Fund will not be obligated to pay any such deferred fees and expenses more than three years after the date of the waiver or reimbursement. The Expense Agreement may not be terminated or modified by the Adviser prior to August 31, 2018 except with the approval of the Fund’s Board of Trustees.

3.	Staff Comment: In footnote three to the Fees and Expenses table, please replace the second to last sentence of the footnote with the following statement:

“Notwithstanding the foregoing, the Fund will not be obligated to pay any such deferred fees and expenses more than three years after the date of the waiver or reimbursement.”

Registrant’s Response: Comment complied with. The footnote has been revised accordingly in PEA 182 to state that the Fund will not be obligated to pay “any such deferred fees and expenses more than three years after the date of the waiver reimbursement.”

U.S. Securities and Exchange Commission
Division of Investment Management
December 27, 2016

4.
Staff Comment:  The “Futures Strategy” discussion in the “Principal Investment Strategies” of the Fund section states that that the Fund will gain exposure to “short equities” through derivative instruments. Please confirm whether shorting is a principal investment strategy of one or both of the Fund’s investment strategies. If so, consider adding appropriate risk factors to the “Principal Risks of the Fund” section.

Registrant’s Response: Based on information provided by Aspen Partners, Ltd., the Fund’s investment adviser (the “Adviser”), the Registrant confirms that the use of short positions is a principal strategy solely of the “Futures Strategy” portion of the Fund’s overall investment strategy. The Registrant has also added the following disclosure in the “Principal Risks of the Fund” section:

Short Positions Risk. A short position will be successful if the price of the shorted security decreases.  However, if the underlying security goes up in price during the period in which the short position is outstanding, the Fund will realize a loss.  The risk on a short position is unlimited because the Fund must buy the shorted security at the higher price to complete the transaction.  Therefore, short positions may be subject to greater risks than investments in long positions.

5.	Staff Comment: Please confirm that in the event the Adviser delegates the management of the Equity Strategy to a sub-adviser, such sub-adviser will be approved by the shareholders.

Registrant’s Response:  The Registrant confirms that, absent exemptive relief, the appointment of a sub-adviser to the Fund will be approved by shareholders.

6.
Staff Comment:  The “Futures Strategy” discussion in the “Principal Investment Strategies of the Fund” section states that investments will extend to global markets.  Please confirm whether the Fund will invest in emerging markets. If so, consider adding appropriate risk factors to the “Principal Risks of the Fund” section.

Registrant’s Response:  Based on information provided by the Adviser, the Registrant notes that the Fund’s portfolio managers do not presently intend to gain exposure to emerging markets to a degree that they believe would warrant disclosure in the Fund’s principal investment strategy or principal risk sections.  However, the Adviser does not wish to preclude the possibility of investments in emerging markets issuers and believes that the existing disclosure in the Fund’s SAI regarding risks of investing in emerging markets is appropriate in light of present intentions.

7.
Staff Comment:  Please briefly describe the types of “equity securities” in which the Fund will invest, e.g. small cap, commodity, etc. and add any appropriate risks associated with such investments to the “Principal Risks of the Fund” section.

Registrant’s Response:  Based on information provided by the Adviser, the Registrant has added disclosure to the Fund’s principal investment strategy section clarifying that the equity securities in which the Fund will likely invest are expected to consist primarily of exchange-traded funds, other investment companies, and equity securities of U.S. issuers, not limited to any particular capitalization range or industry. In addition, as noted in the “Futures Strategy” portion of the Fund’s principal investment strategies, the Fund may also gain exposure to equities through derivative instruments such as futures contracts.

U.S. Securities and Exchange Commission
Division of Investment Management
December 27, 2016

In connection with the Staff’s comment, the Registrant has added risk disclosure pertaining to “Investments in Other Investment Companies” within the Fund’s principal risks section.

8.
Staff Comment:  The “Futures Strategy” discussion in the “Principal Investment Strategies of the Fund” section of the Prospectus states that that the Subsidiary may invest in privately offered securities and unregistered pooled investment vehicles. Please disclose whether such investments include hedge funds and/or private equity funds. If so, please include a discussion of the percentage of assets that will be invested and/or any limits on investment and add any appropriate risks associated with such investments to the “Principal Risks of the Fund” section.

Registrant’s Response: Based on information provided by the Adviser, the Registrant confirms that the Fund does not plan on investing in privately offered securities and unregistered pooled investment vehicles.  Accordingly, the Registrant has deleted references to such investments in the Fund’s discussion of its principal investment strategies.

9.
Staff Comment:  Please describe the “short equities” in which the Fund will invest. If short sales are a significant part of the Fund’s investment strategy, please include any associated costs in the Fund’s fees and expenses table.

Registrant’s Response:  The Fund expects to gain short exposure to indices within the “Futures Strategy” portion of the Fund’s principal investment strategy by utilizing futures contracts.

10.	Staff Comment: Please discuss of the types of “leveraging techniques” the Fund may employ.

Registrant’s Response:  The Fund does not expect to incur financial leverage through bank borrowings, but rather expects that the use of futures contracts to create additional long exposure will increase the Fund’s leverage risk because of the smaller margin requirements relative to the overall value of the futures contract. The Registrant has enhanced the disclosure in the Fund’s principal investment strategy and principal risk sections to discuss at greater length how the use of futures contracts creates leverage and to elaborate on the risks of such techniques.

11.	Staff Comment: Please disclose if the Fund has an equity market capitalization range. If so, please disclose and add any associated risks to the “Principal Risks of the Fund” section.

U.S. Securities and Exchange Commission
Division of Investment Management
December 27, 2016

Registrant’s Response:  The Fund’s investments in equities are not restricted to any particular capitalization ranges. The Registrant has enhanced the disclosure in the Fund’s principal investment strategy section to clarify this point.

12.	Staff Comment: Please describe the Fund’s “risk management overlay”.

Registrant’s Response:  The Fund’s risk management overlay involves the use of a proprietary, broad market risk analysis system pursuant to which the Adviser may, from time to time, adjust the allocation between its two primary investment strategies (such that the respective allocations are no longer approximately equal) or invest a portion of the Fund’s portfolio in fixed income securities, futures, options, ETFs, and/or cash and cash equivalents in addition to the two primary investment strategies.

According to the Adviser, the Fund’s risk management overlay will not exceed 20% of the Fund’s portfolio, and as a consequence, is not expected to affect the Fund’s anticipated allocation range of 40% to 60% with respect to each of the Futures Strategy and the Equity Strategy.  To provide additional clarity regarding the use of the risk management overlay, the Registrant has enhanced the disclosure in the Fund’s principal investment strategy section to include some of the points discussed above.

13.
Staff Comment:  The Prospectus states that the Adviser expects, at any one time, between 40%-60% of the Fund’s exposure will be to a managed futures strategy and 40%-60% of the Fund’s exposure will be to an equity-focused strategy. However, the Prospectus also states that the use of a management overlay may cause the allocation between the Fund’s Futures Strategy and Equity Strategy to fluctuate by up to 25% of the Fund’s assets. Please explain whether this means that the Fund’s exposure to either the Futures Strategy or the Equity Strategy is, in fact, 15%-85%.

Registrant’s Response:  Based on information provided by the Adviser, the Registrant notes that the use of the risk management overlay will not, under normal conditions, cause the Fund’s exposure to the Futures Strategy or to the Equity Strategy to vary from the 40% to 60% ranges currently described.  As a consequence, the Registrant has deleted references to the 25% fluctuation noted in the Staff’s comment.

14.
Staff Comment:  The “Principal Risks of the Fund” section of the Prospectus states that “[t]here are other circumstances (including additional risks that are not described here) which could prevent the Fund from achieving its investment objective.” Please disclose any such circumstances and also add any additional associated risks.

Registrant’s Response:  The Registrant has removed the sentence in question.

15.	Staff Comment: Please include, if appropriate, a disclosure with respect to the risks associated with investments in other investment companies.

U.S. Securities and Exchange Commission
Division of Investment Management
December 27, 2016

Registrant’s Response:  Comment complied with.  As noted in the response to Staff Comment No. 7, the Registrant has added in PEA 182 a new principal risk factor for the Fund relating to “Investments in Other Investment Companies.”

16.	Staff Comment: Please include, if appropriate, disclosures with respect to the risks associated with pooled investments and privately offered securities.

Registrant’s Response:  Based on information provided by the Adviser, the Registrant understands that the Fund will not invest in pooled investments or privately offered securities, and has removed references to such investments as applicable.

17.	Staff Comment: In the “Derivatives Risk” disclosure, please include sub-headings and more detailed risk disclosure with respect to each type of derivative in which the Fund will invest.

Registrant’s Response:  Comment complied with.  The Registrant has included within the aforementioned “Derivatives Risk” disclosure an enhanced discussion of particular risks relating to the use of futures contracts and options respectively.

18.	Staff Comment: With respect to the Subsidiary:

a.
Disclose that the Fund complies with the provisions of the Investment Company Act governing investment policies (Section 8) and capital structure and leverage (Section 18) on an aggregate basis with the Subsidiary.

b.
Confirm that each investment adviser to the Subsidiary complies with provisions of the Investment Company Act relating to investment advisory contracts (Section 15) as an investment adviser to the Fund under Section 2(a)(20) of the Investment Company Act. The investment advisory agreement between the Subsidiary and its investment adviser is a material contract that should be included as an exhibit to the registration statement. If the same person is the adviser to both the Fund and the Subsidiary, then, for purposes of complying with Section 15(c), the reviews of the Fund’s and the Subsidiary’s investment advisory agreements may be combined.

c.	Confirm that the Subsidiary complies with provisions relating to affiliated transactions and custody (Section 17), and identify the custodian of the Subsidiary.

d.
Disclose (1) whether the Fund has received a private letter ruling from the Internal Revenue Service (“IRS”) stating that undistributed income derived from the Subsidiary is qualifying income, and (2) if the Fund has not received a private letter ruling, its basis for determining that such undistributed income is qualifying income, such as an opinion of counsel.

U.S. Securities and Exchange Commission
Division of Investment Management
December 27, 2016

e.
Disclose any of the Subsidiary’s principal investment strategies or principal risks that constitute principal investment strategies or risks of the Fund. The principal investment strategies and principal risk disclosures of a Fund that invests in a Subsidiary should reflect aggregate operations of the fund and the Subsidiary.

f.	Confirm in correspondence that the financial statements of the Subsidiary will be consolidated with those of the Fund.

g.
Confirm in correspondence that: (1) the Subsidiary’s management fee (including any performance fee) will be included in “Management Fees” and the Subsidiary’s expenses will be included in “Other Expenses” in the Fund’s Prospectus fee table; (2) the Subsidiary and its board of directors will agree to designate an agent for service of process in the United States; and (3) the Subsidiary and its board of directors will agree to inspection by the Staff of the Subsidiary’s books and records, which will be maintained in accordance with Section 31 of the Investment Company Act and the rules thereunder.

Registrant’s Response:

a.
The Fund’s SAI, under the section titled “Investments in a Wholly-Owned Subsidiary,” will state that the Fund looks through to the Subsidiary for purposes of assessing compliance with the Fund’s fundamental and non-fundamental investment limitations, as well as for purposes of compliance with the capital structure and leverage requirements of the Investment Company Act.

b.
Aspen Partners Ltd. will serve as the investment adviser to both the Fund and to the Subsidiary, pursuant to separate investment advisory agreements.  The Registrant confirms that the Adviser’s investment advisory agreements with the Fund and with the Subsidiary will be subject to a combined Section 15(c) process, and that both agreements will be included as exhibits to PEA 182.

c.
The Registrant confirms that the Subsidiary complies with Section 17 of the Investment Company Act.  MUFG, Union Bank, National Association, is identified in the Fund’s SAI as custodian for the Fund and also serves as the custodian for the Subsidiary.

d.
The Fund has not obtained and does not expect to request a private letter ruling from the IRS regarding undistributed income derived from the Subsidiary. The Fund intends to treat income from its Subsidiary as qualifying income based on the analysis in private letter rulings issued to other taxpayers.

e.
Based on input from the Adviser, the Registrant has considered the risks to which the Fund may be subject as a result of its investment in the Subsidiary, and believes that the Fund’s current disclosures adequately reflect the Fund and the Subsidiary’s aggregated operations.

U.S. Securities and Exchange Commission
Division of Investment Management
December 27, 2016

f.	The Registrant confirms that the financial statements of the Subsidiary will be consolidated with those of the Fund.

g.
The Registrant confirms that (1) the Subsidiary’s management fee (including any performance fee) will be included in “Management Fees” and the Subsidiary’s expenses will be included as a subcaption under  “Total Other Expenses” in the Fund’s Prospectus fee table; (2) the Subsidiary and its board of directors will agree to designate an agent for service of process in the United States; and (3) the Subsidiary and its board of directors will agree to inspection by the Staff of the Subsidiary’s books and records, which will be maintained in accordance with Section 31 of the Investment Company Act and the rules thereunder.

19.
Staff Comment:  Please confirm that each of the Fund’s portfolio managers is jointly responsible for the day-to day management of the Fund or describe the separate responsibilities of each of the portfolio managers.

Registrant’s Response:  Based on information provided by the Adviser, the Registrant confirms that each portfolio manager for the Fund identified in PEA 182 is jointly responsible for the day-to day management of the Fund.

20.
Staff Comment:  The “Non-Principal Investment Strategies” section of the Prospectus includes a disclosure with respect to “Illiquid Investments”. Please explain which “index” is being referenced in this section.

Registrant’s Response:  The Registrant has removed the reference to an index in the aforementioned.

* * * * * *

Very truly yours,

/s/ Karen Gilomen
Karen Gilomen
Secretary
Financial Investors Trust

cc:	Peter H. Schwartz, Esq., Davis Graham & Stubbs LLP